UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: January 2015

Commission File Number: 001-36136

CBD Energy Limited
(Exact name of registrant as specified in its charter)

Suite 2-Level 2
53 Cross Street
Double Bay, Sydney, NSW 2028
AUSTRALIA
(Address of principal executive offices)

N/A
(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒                        Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Decision by Nasdaq Hearings Panel

As previously disclosed in a Report of Foreign Private Issuer on Form 6-K filed on December 2, 2014, CBD Energy Limited (“CBD” or the “Company”) received a delisting determination letter from Nasdaq’s Listing Qualifications Department on November 25, 2014. CBD appealed the delisting determination and appeared with counsel at a hearing before an independent Nasdaq Hearings Panel (the “Panel”) on January 8, 2015.

On January 26, 2015, the Company received a letter from the Panel granting the Company’s request for continued listing on the Nasdaq Capital Market. In order to maintain its listing, the Company is required to meet a series of deadlines including filing its Annual Report on Form 20-F for the year ended June 30, 2014 (the “2014 Annual Report) by April 30, 2015.

The trading halt that has been in place since November 13, 2014 will continue to remain in place until we file our 2014 Annual Report.

Exiting Voluntary Administration

Effectiveness of Two Deed Company Arrangements

On December 24, 2014, two deed of company arrangements under Australian Corporations Law (collectively, the “Reorganization Plans”) were signed. The Reorganization Plans became effective on January 27, 2015, along with a variation of the Reorganization Plans that removed all references to a draft license agreement and specified that the Administrators of the Deed Funds will hold 38,123,652 shares in trust – 90%under the Company’s Trust Deed and 10% under the Trust Deed of the Company’s subsidiary, Westinghouse Solar Pty Ltd.

The Reorganization Plans provide, among other things, that: (i) creditor claims and contingent liabilities of the Company were extinguished and creditors received newly issued ordinary shares of the Company; and (ii) investors infused US$1 million into the Company in order to meet the requirements of the Deed Funds set forth in the Reorganization Plans. The Deed Funds will be used to pay creditor claims. Creditors of the Company will receive $610,000 and creditors of the Company’s subsidiary, Westinghouse Solar Pty Ltd will receive $390,000.

The foregoing summary description is qualified in its entirety by the copy of the Reorganization Plans filed with this Report as Exhibits 10.1 to 10.4 (inclusive) hereto.

As a consequence of the effectiveness of the Reorganization Plans, Said Jahani and Trevor Pogroske from Grant Thornton are no longer joint and several administrators. The Company has now exited voluntary administration and is being managed by its Board of Directors (the “Board”).

Entry Into Material Definitive Agreement

BlueNRGY Acquisition

In connection with effectuating the Reorganization Plans, the Company, on January 27, 2015, entered into an Amended and Restated Membership Interest Purchase Agreement (the “Purchase Agreement”) in order to acquire BlueNRGY, LLC (“BlueNRGY”). Pursuant to the Purchase Agreement, the Company acquired 100% the issued and outstanding membership interests of BlueNRGY (the “Acquisition”). The purchase price of BlueNRGY was the issuance of an aggregate of 126,112,640 ordinary shares of the Company to BlueNRGY’s previous owners.

The foregoing summary description is qualified in its entirety by the copy of the Purchase Agreement filed with this Report as Exhibit 10.5 hereto.

Possible Termination of Westinghouse License Agreement

One of the conditions precedent to the Company being able to enter into the Purchase Agreement and, by extension, the Reorganization Plans, was that the Company receive confirmation from Westinghouse Electric Corporation that the Company will continue to have the use and benefit of the license to the brand name “Westinghouse” for purposes of operating the Company’s Westinghouse Solar brand. The Company entered into a global license agreement with Westinghouse Electric Corporation in September 2013 allowing the Company to use the brand name “Westinghouse.”

As of the date of this Report of Foreign Private Issuer on Form 6-K (this “Report”), the Company has not yet received such confirmation from Westinghouse Electric Corporation. On January 27, 2015, BlueNRGY exercised its right to waive this condition precedent and the Company entered into the Purchase Agreement and the Reorganization Plans.

Currently, the Company and Westinghouse Electric Corporation are negotiating the terms of a revised license agreement. If the parties do not reach an agreement by January 30, 2015, the license agreement will expire and the Company will not be able to operate the Westinghouse Solar brand.

Issuance of Shares

In conjunction with the effectiveness of the Reorganization Plans, including the acquisition of BlueNRGY and the investment of $1 million in the Company for purposes of funding the Deed Funds, the Company has issued a total of 290,255,713 shares.  All shares issued were unregistered, but the Company has obligations to register the shares issued pursuant to the Purchase Agreement and Subscription Agreements (defined below).  No commissions or fees were paid by the Company on any share issuances or conversions.  The issuances in conjunction with, and subsequent to, the effectiveness of the Reorganization Plans through the date of this Report brings the total Company ordinary shares outstanding to 296,336,345.

-
Pursuant to the Reorganization Plans summarized under the heading “Exiting Voluntary Administration”, the Company issued 90,744,921 ordinary shares to Company creditors together with a convertible note for US$1.1 million. Subsequent to the effectiveness of the Reorganization Plans, US$0.2 million of the convertible note was automatically converted at US$0.03785 per ordinary share (the “Offering Price”) and the Company issued an additional 5,284,016 ordinary shares to the holder of the note.

-	Upon consummation of the Acquisition, the Company issued an additional 149,312,640 ordinary shares to BlueNRGY shareholders and designees in conjunction with the Acquisition.

One member and one prospective member of the Company’s Board purchased ordinary shares at the Offering Price to allow the Company to make the cash payments to the Deed Funds required under the Reorganization Plans.  As consideration for the investment, the Company issued 26,420,080 ordinary shares.  The shares were sold pursuant to a subscription agreement, the form of which is attached hereto as an exhibit (the “Subscription Agreement”).  The Subscription Agreement permits the Company to sell additional shares to qualified investors at the Offering Price until the earlier of February 28, 2015 or cumulative subscriptions plus exchanges of indebtedness equal $10 million.  Immediately following the effectiveness of the Reorganization Plans, certain creditors exchanged $700,000 of indebtedness at the Offering Price and the Company issued 18,494,056 ordinary shares to them.

The foregoing summary description is qualified in its entirety by the copy of the form of Subscription Agreement filed with this Report as Exhibit 10.6 hereto.

Change in Terms of Series B Preferred Shares

As a condition to the Purchase Agreement, the Series B Preferred Share terms were amended by unanimous resolution of the Company’s Board and the holders of the requisite majority of the Series B Preferred shares. The conversion price was reset to 1.325 times the Offering Price and the right of Series B Preferred Shares to receive dividends was eliminated after January 31, 2015.  The rights of Series B shareholders to appoint a member of the Board and to limit future share issuance were also eliminated.

The foregoing summary description is qualified in its entirety by the copy of the Rights and Preferences of CBD Series B Preferred Shares as amended January 27, 2015 filed with this Report as Exhibit 10.7 hereto.

New Directors

Upon effectiveness of the Reorganization Plans, William C. Morro and Carlo Botto are the sole continuing members of the Board.  As such, they resumed their prior roles and committee responsibilities upon the Company’s exit from voluntary administration.  Mr. Morro continues as Chairman of the Board and of the Executive and Audit Committees.

By unanimous resolution following the reinstatement of their standing, the directors appointed John Chapple, Jack Donohue and Yves-Regis Cotrel as members of the Board subject to receipt of requisite consents to serve and other pertinent undertakings.

The appointment of Mr. Donohue and Mr. Cotrel became effective on January 27, 2015 and the effectiveness of Mr. Chapple’s appointment is expected prior to February 1, 2015. Upon the effectiveness of Mr. Chapple’s appointment, the Company will file another Report of Foreign Private Issuer on Form 6-K detailing their biographies, ownership of shares in the Company, and any other material information.

Exhibits

Exhibit Number	Exhibit Description

10.1*	Deed of Company Arrangement of CBD Energy Limited, dated December 24, 2014.

10.2*	Deed of Variation of the Deed of Company Arrangement of CBD Energy Limited, dated January 27, 2015.

10.3*	Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated December 24, 2014.

10.4*	Deed of Variation of the Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated January 27, 2015.

10.5*	Amended and Restated Membership Interest Purchase Agreement, dated January 27, 2015.

10.6*	Form of Subscription Agreement, dated January 27, 2015.

10.7*	Rights and Preferences of CBD Series B Preferred Shares as amended January 27, 2015.

* To Be Filed By Amendment On January 29, 2015.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

January 28, 2015	By:	/s/ William Morro
William Morro Chairman of the Executive Committee of the Board of Directors